EXHIBIT 11.2

HASBRO, INC. AND SUBSIDIARIES
Computation of Earnings Per Common Share
Quarter Ended September 30, 2001 and October 1, 2000
(Thousands of Dollars and Shares Except Per Share Data)

	2001		2000
	-----------------		-----------------
	Basic	Diluted	Basic	Diluted
	-------	-------	-------	-------
Net earnings before cumulative effect
of accounting change	$ 50,602	50,602	13,832	13,832
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Weighted average number of shares
outstanding:
Outstanding at beginning of period	172,071	172,071	171,709	171,709
Exercise of stock options and warrants:
Actual	69	69	23	23
Assumed	-	1,092	-	209
Purchase of common stock	-	-	-	-
	------------	------------	------------	------------
Total	172,140	173,232	171,732	171,941
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Per common share:
Net earnings before cumulative effect
of accounting change	$ .29	.29	.08	.08
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